FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated September 26, 2017

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that has carried out a placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of EUR 1,000,000,000 (the “Issue” and the “CCPS”).

The Issue has been carried out through an accelerated bookbuilding process and has been targeted only at qualified investors.

The CCPS is issued at par and its remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 5.25% on an annual basis for the first six years. After that, it will be reviewed every five years by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.

Banco Santander will request the European Central Bank to qualify the CPPS as additional tier 1 under the European Regulation 575/2013. The CPPS are perpetual although they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 (CET1) ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. The CET1 pro forma of the Group (phased-in) was, as of 30 June 2017, of 12.076%.

An application will be made for the CCPS to be admitted to trading on the Global Exchange Market of the Irish Stock Exchange.

The Bank also informs that, as from today, the report drawn up by the directors of Banco Santander on the bases and rules for conversion the CCPS and the exclusion of preferential subscription rights and the report in connection therewith prepared by an independent expert, both in accordance with articles 414.2 and 417.2 of the Spanish Companies Law (Ley de Sociedades de Capital), will be available on the Bank´s website (www.santander.com). The indicated reports will also be reported to the shareholders at the first general shareholders´ meeting to be held following the Issue.

Boadilla del Monte (Madrid), 26 September 2017

IMPORTANT INFORMATION

This material fact does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

This material fact does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 (“FSMA”) applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This material fact does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This material fact is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Bank or the joint lead managers of the Issue or any of their respective affiliates. Additionally, the CCPS will not be offered, distributed or sold in Spain nor to Spanish residents.

This material fact is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information in the offering circular.

Restrictions on Marketing and Sales to Retail Investors

The preferred securities are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (as amended or replaced from time to time) (the “PI Rules”) other than in circumstances that do not and will not give rise to a contravention of those rules by any person. By making or accepting an offer to purchase any preferred securities from the Issuer or the Joint Lead Managers, each prospective investor will be deemed to have represented, warranted, and undertaken to the Issuer and each of the Joint Lead Managers that (i) it is not a retail client; and (ii) it will not take any action which would result in a breach by the Issuer or any other person of the PI Rules (as defined herein). Potential investors should read the whole of the related offering circular, in particular the “Risk Factors” section and the “Restrictions on Marketing and Sales to Retail Investors” section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 26, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer